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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                     Intelect Communications Systems Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)



                   Common Shares, par value US $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


     G47962108
--------------------------------------------------------------------------------
(CUSIP Number)


                              Mr. Leslie Wm. Adams
                             The Coastal Corporation
                 Nine Greenway Plaza, Houston, Texas 77046-0995
                                 (713) 877-6259
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (9-88) 1 of 9

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 2 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A.  Coby C. Hesse, as a trustee of The Coastal Corporation Second
          Pension Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


          00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

        NUMBER OF                     -0-
         SHARES
      BENEFICIALLY              8    SHARED VOTING POWER
        OWNED BY
          EACH                       5,714,010
        REPORTING
         PERSON                 9    SOLE DISPOSITIVE POWER
          WITH
                                     -0-

                                10   SHARED DISPOSITIVE POWER

                                     5,714,010
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,714,010
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 3 of 9 Pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A. Donald H. Gullquist, as a trustee of The Coastal Corporation Second Pension Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


          00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                                7    SOLE VOTING POWER

        NUMBER OF                    -0-
         SHARES
      BENEFICIALLY
        OWNED BY                8    SHARED VOTING POWER
          EACH
        REPORTING                    5,714,010
         PERSON
          WITH                  9    SOLE DISPOSITIVE POWER

                                     -0-

                              10      SHARED DISPOSITIVE POWER

                                      5,714,010
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,714,010
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.77%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 4 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A. Carl A. Corrallo, as a trustee of The Coastal Corporation Second Pension Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                                7    SOLE VOTING POWER

        NUMBER OF                    -0-
         SHARES
      BENEFICIALLY              8    SHARED VOTING POWER
        OWNED BY
          EACH                       5,714,010
        REPORTING
         PERSON                 9    SOLE DISPOSITIVE POWER
          WITH
                                     -0-
                                10   SHARED DISPOSITIVE POWER

                                     5,714,010
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,714,010
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 5 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A.  Pension Plan for Employees of The Coastal Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


          00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                                7    SOLE VOTING POWER

        NUMBER OF                    -0-
         SHARES
      BENEFICIALLY
        OWNED BY                8    SHARED VOTING POWER
          EACH
        REPORTING                    5,714,010
         PERSON
          WITH                  9    SOLE DISPOSITIVE POWER

                                     -0-
                                10   SHARED DISPOSITIVE POWER

                                     5,714,010
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,714,010
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 7 of 9 Pages

ITEM 1: SECURITY AND ISSUER.

     This statement relates to the common shares, par value US $0.01 per share (the "Common Stock"), of Intelect Communications Systems Limited, a Bermuda company (the "Company"). The address of the principal executive offices of the Company is 1100 Executive Drive, Richardson, Texas 75081.

ITEM 2: IDENTITY AND BACKGROUND.

     This statement is being filed by (a) Coby C. Hesse, Donald H. Gullquist and Carl A. Corrallo (the "Trustees"), who are the trustees of The Coastal Corporation Second Pension Trust (the "Trust") and (b) the Pension Plan for Employees of The Coastal Corporation (the "Plan"). The business address of each of the Trustees and of the Plan is Nine Greenway Plaza, Houston, Texas 77046-0995. Mr. Hesse is Executive Vice President of The Coastal Corporation, a Delaware corporation ("Coastal"); Mr. Gullquist is Senior Vice President of Coastal; and Mr. Corrallo is Senior Vice President and General Counsel of Coastal. The principal business of Coastal is an Energy Holding Company and its address is Nine Greenway Plaza, Houston, Texas 77046-0995. The Plan is a pension plan established by Coastal for the benefit of its employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Coastal established the Trust to administer certain of the Plan's assets for the exclusive benefit of the participants, retired participants or their beneficiaries of the Plan. During the last five years, neither the Plan nor any Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Trustees is a citizen of the United States, and the Plan was established under the laws of the United States.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The assets of the Plan administered by the Trust were used by the Trust to make the loan under the Loan Agreement described in Item 5 and to purchase the shares of Preferred Stock on June 2, 1997, as described in Item 5. The total amount of the loan made by the Trust under the Loan Agreement was $5,000,000. The total consideration used to make the June 2, 1997, purchase was $5,000,000 in cash and $3,500,000 in canceled debt under the Loan Agreement.

ITEM 4: PURPOSE OF TRANSACTION

     The Trust purchased shares of the Company's $2.0145 Cumulative Convertible Preferred Stock, Series A, par value $.01 per share (the "Preferred Stock") on June 2, 1997. The Preferred Stock is convertible into shares of the Common Stock, on a share-for-share basis, at any time (subject to certain anti-dilutive adjustments). On June 2, 1997, 2,482,005 shares of the Preferred Stock were purchased for cash at a price of $2.0145 per share, for a total cash consideration of $5,000,000. Also on June 2, 1997, the Trust purchased an additional 1,737,404 shares of the Preferred Stock by means of the cancellation of indebtedness of the Company to the Trust in an amount equal to $2.0145 per share, for a total of $3,500,000.36 in canceled debt. The debt from the Company to the Trust is evidenced by a Loan Agreement dated as of May 8, 1997, between Intelect Systems Corp., a Delaware corporation ("ISC"), the Company and the Trust under which the Company granted the Trust the right to acquire shares of preferred stock to be established in the future in exchange for the Company's indebtedness to the Trust pursuant to the Loan Agreement, agreed to issue the Trust a warrant for the acquisition of 750,000 shares of Common Stock at an exercise price of $2.00 per share (the "Warrant") and, subject to certain conditions, agreed to sell the Trust an additional 2,482,005 shares of preferred stock to be established at a price equal to $2.0145 per share. On May 30, 1997, the shares of the Preferred Stock were established under the laws of Bermuda, and such preferred stock is referred to in this Schedule 13D as the "Preferred Stock".

     Under the terms of the Loan Agreement, the Trust may convert any remaining indebtedness outstanding under the Loan Agreement (including the remaining $1,500,000 in principal and accrued interest and any fees owed by the Company to the Trust pursuant to the Loan Agreement) into shares of the Preferred Stock at a price equivalent to $2.0145 per share, by canceling an equal amount of indebtedness. Currently, the amount of principal indebtedness outstanding under the Loan Agreement is $1,500,000; if the Trust were to elect to exchange all of this indebtedness for Preferred Stock, the Trust would acquire an additional 744,601 shares of the Preferred Stock, plus an additional number of shares equal to the aggregate accrued interest on the indebtedness divided by $2.0145. The Trust's right to convert indebtedness to Preferred Stock must be exercised before August 1, 1997.

                                  SCHEDULE 13D


CUSIP No. G47962108                                            Page 7 of 9 Pages

     The shares of Preferred Stock acquired by the Trust were acquired and are held for investment purposes. The loan made pursuant to the Loan Agreement was made by the Trust for investment purposes. The Trust currently intends to exercise its right to convert the remaining indebtedness under the Loan Agreement into Preferred Stock in the near future. However, the Trust has no current intention to convert its shares of the Preferred Stock (whether now held or acquired in the future) into shares of the Common Stock or to exercise the Warrant. The Trust intends to review the possibility of converting shares of the Preferred Stock and exercising the Warrant from time to time and will determine whether to make such conversions based on several factors, including the financial condition of the Company, the market price of the Common Stock, the requirements and best interests of the Plan, and other general economic factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     According to a representation made by the Company to the Trust in the Loan Agreement, the total number of outstanding shares of the Common Stock is 20,531,598; this number is used for purposes of calculating the percentages used in this Schedule 13D. Currently, the Trust owns no shares of the Common Stock of record, but may be deemed to own 5,714,010 shares of the Common Stock, constituting 21.77% of the total outstanding shares of the Common Stock. The number of shares of the Common Stock that the Company owns beneficially is comprised of (a) 4,219,412 shares of the Common Stock that the Trust may acquire upon conversion of the 4,219,412 shares of the Preferred Stock that the Trust currently owns; (b) 744,601 shares of the Common Stock that may be issued to the Trust upon conversion of 744,601 shares of the Preferred Stock that may be issued to the Trust under the terms of the Loan Agreement in exchange for cancellation of the Company's indebtedness to the Trust under the terms of the Loan Agreement; and (c) 750,000 shares of the Common Stock that may be issued to the Trust on conversion of the Warrant. The only shares of Preferred Stock outstanding are the shares held by the Trust, and, to the Trust's knowledge, no other person has a right to acquire any of the Preferred Stock. The board of trustees of the Trust has the sole power to vote or to direct the vote and to dispose or direct the disposition of all assets of the Trust on behalf of the Plan. The board of trustees of the Trust may act by majority vote at a meeting or unanimously in writing without a meeting.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company, ISC and the Trust are parties to the Loan Agreement, which is described in this Schedule 13D, and a copy of which is attached to this Schedule 13D as Exhibit A and is incorporated into this Schedule 13D by reference.

     The Warrant grants the Trust the right to purchase shares of the Common Stock at a purchase price of $2.00 on or before May 7, 2002; a copy of the Warrant is attached to this Schedule 13D as Exhibit B and is incorporated into this Schedule 13D by reference.

     The Trust and the Company are parties to that certain Registration Rights Agreement, which obligates the Company to register the shares of Common Stock for which the Warrants may be exercised under certain circumstances. A copy of the Registration Rights Agreement is attached to this Schedule 13D as Exhibit C and is incorporated into this Schedule 13D by reference.

     The Company and the Trust are parties to that certain Subscription Agreement dated May 30, 1997, pursuant to which the Trust acquired shares of the Preferred Stock on June 2, 1997. A copy of the Subscription Agreement is attached to this Schedule 13D as Exhibit D and is incorporated into this
Schedule 13D by reference.

     The Trust and the Company are parties to that certain Registration Rights Agreement, which obligates the Company to register the shares of Common Stock into which the Preferred Stock may be converted under certain circumstances. A copy of the Registration Rights Agreement is attached to this Schedule 13D as Exhibit E and is incorporated into this Schedule 13D by reference.

     The Second Master Trust Agreement, dated July 19, 1983, between Coastal and the then-appointed trustees of the Trust, as amended , including Amendment Seven dated May 2, 1997, between Coastal and then-appointed trustees of the Trust establish the Trust on behalf of the Plan and governs the operation of the Trust, including the rights of the Trustees to vote securities held by the Trust and to make investment decisions with respect to securities held by the Trust; a copy of the Trust Agreement and Amendment Seven is attached to this Schedule 13D as Exhibit F and is incorporated into this Schedule 13D by reference.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     1. Exhibits A through F identified in Item 6.

     2. Agreement among the Trustees and the Plan to jointly file this Schedule 13D pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



June 12, 1997                  ________________________________________________
                                           COBY C. HESSE, as Trustee
                               for The Coastal Corporation Second Pension Trust



                               ________________________________________________
                                         DONALD H. GULLQUIST, as Trustee
                               for The Coastal Corporation Second Pension Trust



                               ________________________________________________
                                         CARL A. CORRALLO, as Trustee
                               for The Coastal Corporation Second Pension Trust




                               PENSION PLAN FOR EMPLOYEES OF THE COASTAL
                               CORPORATION


                               By _____________________________________________
                                               DONALD H. GULLQUIST
                                              Senior Vice President
                                             The Coastal Corporation

                                                                    Exhibit 7(a)

                  Agreement Pursuant to Rule 13d-1(f)(1) Under
                       the Securities Exchange Act of 1934


     For purposes of filing a statement on Schedule 13D with respect to shares of common stock, par value US $0.01 per share, of Intelect Communications Systems Limited that may be deemed to be beneficially owned by the Pension Plan for Employees of The Coastal Corporation, The Coastal Corporation Second Pension Trust and the individual trustees of that Trust, each of the undersigned agrees that the Schedule 13D to which this agreement is attached as an exhibit may be filed on behalf of each of the undersigned.



                                          _____________________________________
                                          Coby C. Hesse



                                          _____________________________________
                                          Donald H. Gullquist



                                          _____________________________________
                                          Carl A. Corrallo



                                          PENSION PLAN FOR EMPLOYEES OF
                                            THE COASTAL CORPORATION



                                          By __________________________________
                                             Donald H. Gullquist
                                             Senior Vice President
                                             The Coastal Corporation